FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166


For the month of March 2003

                               Grohe Holding GmbH
                     Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|  Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes | |  No |X|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              Grohe Holding GmbH
                                                                  (Registrant)


06 March 2003                               By: /s/ Michael Grimm
                                                --------------------------------
                                            Name:   Michael Grimm
                                            Title:  Chief Financial Officer


06 March 2003                               By: /s/ Heiner Henke
                                                --------------------------------
                                            Name:   Heiner Henke
                                            Title:  Principal Accounting Officer

                CONSENT SOLICITATION STATEMENT DATED 6 MARCH 2003

                               GROHE HOLDING GMBH

          SOLICITATION OF CONSENTS TO INDENTURE AMENDMENTS AND WAIVERS

                     ______________________________________

                          11.5 % Senior Notes Due 2010
  (ISIN XS0142151405 and XS0119612827 and Common Codes 014215140 and 011961282)

                 (euro)200,000,000 principal amount outstanding

                     ______________________________________

     Consent Payment:(euro)60 for each(euro)1,000 principal amount of Notes for which a consent is received and not revoked

--------------------------------------------------------------------------------
  THE SOLICITATION WILL EXPIRE AT 5:00 P.M. CENTRAL EUROPEAN TIME ON 19 MARCH 2003, UNLESS EXTENDED BY THE COMPANY (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE "EXPIRATION TIME"). IF THE REQUIRED CONSENTS HAVE NOT BEEN RECEIVED BY 5:00 P.M. CENTRAL EUROPEAN TIME ON OR PRIOR TO THE EXPIRATION TIME, THE COMPANY MAY,
 IN ITS SOLE DISCRETION, TERMINATE THE SOLICITATION OR EXTEND THE SOLICITATION FOR A SPECIFIED PERIOD OR ON A DAILY BASIS UNTIL THE REQUIRED CONSENTS HAVE BEEN
   RECEIVED. HOLDERS MUST PROVIDE AND NOT REVOKE THEIR CONSENTS PRIOR TO THE EXPIRATION TIME IN ORDER TO RECEIVE THE CONSENT PAYMENT. CONSENTS MAY BE REVOKED
   PRIOR TO THE DATE THE REQUIRED CONSENTS HAVE BEEN RECEIVED (THE "MAJORITY CONSENT DATE") ON THE TERMS AND CONDITIONS SET OUT IN THIS STATEMENT - SEE "THE
                    SOLICITATION - REVOCATION OF CONSENTS."
--------------------------------------------------------------------------------

         Grohe Holding GmbH, a German company with limited liability ("Grohe Holding" or the "Company"), is soliciting (the "Solicitation") consent (the "Consents") from holders of record on the date of this Statement ("Holders") of the outstanding (euro)200,000,000 aggregate principal amount of its 11.5% Senior NOtes due 2010 (the "Notes") to certain amendments and waivers (the "Proposed Amendments and Waivers") of certain provisions of the indenture dated as of 13 November 2000 pursuant to which the Notes were issued (the "Indenture"), between Grohe Holding and The Bank of New York, London Branch, as trustee (the "Trustee").

         Subject to the conditions to effectiveness described below, the Indenture will be amended for your benefit to clarify that any indebtedness incurred by the Company or any Restricted Entities (as defined in the Indenture) that is used, directly or indirectly, to repay Subordinated Obligations (as defined in the Indenture) must be subordinate to the Notes. Since this amendment is for your benefit, under the Indenture your consent is not required.

         If given effect, the Proposed Amendments and Waivers would allow the Company to make a one-time, partial repayment of its shareholder loans in the amount of (euro)200.0 million with a portion of the proceEds of new senior secured credit facilities (as described below). The Proposed Amendments and Waivers would also allow the Company's subsidiaries to incur indebtedness under the new senior secured credit facilities on a fully secured basis and allow the lenders under these facilities and the hedge counterparties under hedging agreements entered into in relation to these facilities, as did the lenders and hedge counterparties under the original senior secured credit facilities, to have priority over the Company's claim against Grohe Beteiligungs GmbH & Co. KG ("Grohe Beteiligungs") under an existing intercompany loan.

         In anticipation of a potential future initial public offering of shares, Grohe Holding intends to change its legal form from that of a GmbH (GESELLSCHAFT MIT BESCHRANKTER HAFTUNG) or limited liability company to that of an AG (AKTIENGESELLSCHAFT) or stock company and, as required by German law, change its board composition to include members elected by employees of its subsidiaries. The Proposed Amendments and Waivers will clarify that Grohe Holding may change its board composition in this manner without triggering a change of control under the Indenture.

         The Solicitation is being made on the terms and is subject to the conditions set forth in this Consent Solicitation Statement (the "Statement"). Adoption of certain of the Proposed Amendments and Waivers requires the Consent of Holders of a majority in principal amount of the Notes (the "Required Consents"). Grohe Holding will execute a supplemental indenture implementing the Proposed Amendments and Waivers (the "First Supplemental Indenture"), including those that do not require your consent, and will make consent payments (the "Consent Payments") of (euro)60 cash per each (euro)1,000 principal amount of Notes to Holders who have properly furnished, and not revoked, their Consents on or prior to the Expiration Time, provided that (i) the Required Consents are received, (ii) the Refinancing described below under the section entitled "The Refinancing" occurs, in particular the funding in full of the New Term Outstandings (defined below) and (iii) there are no laws, regulations, injunctions, actions or other proceedings, pending or threatened, which, in the case of any action or proceeding if adversely determined, would make unlawful or invalid or enjoin the implementation of the Proposed Amendments and Waivers or the payment of the Consent Payments.

         Consents may be revoked by Holders at any time on or prior to the Majority Consent Date, as described in this Statement, and will automatically expire if the Required Consents are not obtained on or prior to the Expiration Time. If the Proposed Amendments and Waivers become effective, each present and future holder of the Notes will be bound by the Proposed Amendments and Waivers, whether or not such holder delivered a Consent.

               JOINT SOLICITATION AGENTS FOR THE SOLICITATION ARE

CREDIT SUISSE FIRST BOSTON                           MERRILL LYNCH INTERNATIONAL

                                                          MERRILL LYNCH & CO.

        CAUTIONARY STATEMENT REGARDING INFORMATION OR REPRESENTATIONS NOT
                          CONTAINED IN THIS STATEMENT

       No person has been authorized to give any information or make any representations other than those contained or incorporated by reference in this Statement. If given or made, such information or representations must not be relied upon as having been authorized by the Company, the Trustee, the Joint Solicitation Agents, The Bank of New York (Luxembourg) S.A. and The Bank of New York, London Branch (together the "Tabulation Agent") or any other person. The statements made in this Statement are made as of the date of this Statement and the delivery of this Statement shall not, under any circumstances, create any implication that the information contained in this statement is correct after the date of this Statement.

       The Consent Solicitation is not being made to, and no Consents are being solicited from, Holders of Notes in any jurisdiction in which it is unlawful to make such solicitation or grant such Consents. However, Grohe Holding may, in its sole discretion, take such actions at it may deem necessary to solicit Consents in any jurisdiction and may extend the solicitation to, and solicit Consents from, persons in any such jurisdiction.

       The making of the Solicitation and Consent Payments may be restricted by law in some jurisdictions. Persons into whose possession this Statement comes must inform themselves about and observe these restrictions.

           STATEMENT REGARDING INFORMATION CONTAINED IN THIS STATEMENT

       The information provided in this Statement is based upon information provided solely by the Company. The Joint Solicitation Agents have not independently verified and do not make any representation or warranty, express or implied, or assume any responsibility, as to the accuracy or adequacy of the information contained herein.

         None of Grohe Holding, any Joint Solicitation Agent or the Tabulation Agent makes any recommendation as to whether Consents to the Proposed Amendments and Waivers should be given. Recipients of this Statement and the accompanying materials should not construe its contents as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning the Solicitation.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This Statement includes forward-looking statements. All statements other than statements of historical fact included in this Statement regarding our financial condition or plans to increase revenues and statements regarding other future events or prospects are forward-looking statements. The words "may", "will", "expect", "anticipate", "believe", "future", "aim", "continue", "help", "estimate", "plan", "intend", "should", "shall" or the negative or other variations of them as well as other statements regarding matters that are not historical fact are or may constitute forward-looking statements. We have based these forward-looking statements on management's current view with respect to future events and financial performance. These views reflect the best judgment of our executives but involve a number of risks and uncertainties. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements and from past results, performance or achievements as a result of these risks, uncertainties and assumptions.

     We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All forward-looking statements contained or incorporated by reference in this Statement and all subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this Statement and any cautionary statements that are included in documents incorporated by reference. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

         UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER NOTES TO GROHE HOLDING, THE JOINT SOLICITATION AGENTS, THE LUXEMBOURG LISTING AGENT, THE TABULATION AGENT OR THE TRUSTEE AT ANY TIME.

       Throughout this Statement unless the context requires otherwise, the words "we", "our", "ours", and "group" refer collectively to Grohe Holding and its consolidated subsidiaries and controlled partnerships. The defined terms "Grohe Holding" and the "Company" refer only to Grohe Holding.

                              AVAILABLE INFORMATION

         Grohe Holding is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith and as required by the Indenture, files annual reports and other information with the U.S. Securities and Exchange Commission (the "SEC"). You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549, at the SEC's Regional Offices located at Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and at 233 Broadway, New York, New York 10279. You may also obtain copies of such material from the SEC at prescribed rates by contacting the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, copies of such documents may be obtained through the SEC internet address at http: //www.sec.gov. In addition, as long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such exchange require, copies of reports and other information concerning Grohe Holding also may be obtained, free of charge, during normal business hours on any business day at the office of our listing agent in Luxembourg, Kredietbank S.A. Luxembourgeoise Societe Anonyme, 43, Boulevard Royal L-2955 Luxembourg R.C. Luxembourg, B 6395 (the "Luxembourg Listing Agent").

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by Grohe Holding with the SEC pursuant to the Exchange Act or the Indenture are incorporated by reference:

         o   Annual Report on Form 20-F, filed with the SEC on 30 April 2002;

         o   Current Report on Form 6-K, filed with the SEC on 29 May 2002;

         o   Current Report on Form 6-K, filed with the SEC on 27 August 2002;

         o   Current Report on Form 6-K, filed with the SEC on 27 November 2002;
             and

         o All other reports containing financial information filed by Grohe Holding prior to the Expiration Time.

         Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Statement to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Statement.

         Grohe Holding will provide, without charge, to each Holder to whom this Statement is delivered, upon the request of such Holder, a copy of any or all of the documents that are incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Copies of this Statement, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of this Statement will also be provided without charge to each such person, upon request. Requests for such documents should be directed to The Bank of New York, at One Canada Square, London E14 5AL, England or The Bank of New York (Luxembourg) S.A., at Aerogolf Center, 1A Hoehenhof, L-1736 Senningerberg, Luxembourg.

                                               TABLE OF CONTENTS

THE BUSINESS..................................................................................................1
------------

PURPOSE OF THE CONSENT SOLICITATION...........................................................................2
-----------------------------------

       Purpose of the Refinancing and Use of Proceeds.........................................................2

       Purpose of the Change in Legal Form....................................................................2

       Summary Historical and Pro Forma Financial Information.................................................3

THE REFINANCING...............................................................................................4
---------------

       The Senior Facility....................................................................................4

       The New Senior Facility................................................................................4

THE PROPOSED AMENDMENTS AND WAIVERS...........................................................................6
-----------------------------------

       Notice of Amendment to the Limitation on Indebtedness..................................................6

       Proposed Waiver to the Limitation on Indebtedness, the Limitation on Restricted Payments and the
       Limitation on Affiliate Transactions...................................................................6

       Proposed Amendment to the Limitation on Indebtedness...................................................6

       Proposed Amendment to the Limitation on Sale, Prepayment or Modification of the Intercompany Loan......7

       Proposed Amendment to the Definition of Shareholder-Elected Board......................................7

       Proposed Waiver of Defaults............................................................................7

       General................................................................................................8

CERTAIN CONSIDERATIONS........................................................................................9
----------------------

       Effect of Proposed Amendments and Waivers..............................................................9

THE SOLICITATION.............................................................................................10
----------------

       General...............................................................................................10

       Consent Payments......................................................................................10

       Failure to Obtain Required Consents...................................................................10

       Expiration Time; Extensions; Amendment................................................................10

       Procedures for Consenting.............................................................................11

       Revocation of Consents................................................................................12

       Fees and Expenses.....................................................................................12

       Joint Solicitation Agents and Tabulation Agent........................................................12

CERTAIN TAX CONSEQUENCES.....................................................................................14
------------------------

       German Tax Consequences...............................................................................14

       U.K. Tax Consequences.................................................................................15

       U.S. Tax Consequences.................................................................................16

ANNEX

Annex A: Form of First Supplemental Indenture ..............................................................A-1

                                  THE BUSINESS

         THE FOLLOWING SUMMARY IS PROVIDED SOLELY FOR THE CONVENIENCE OF HOLDERS OF THE NOTES. THIS SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE SUMMARY FINANCIAL AND STATISTICAL DATA AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN OR INCORPORATED BY REFERENCE INTO THIS STATEMENT.

         We are Europe's largest manufacturer of sanitary fittings, based on both volume and value, concentrating on the medium- and high-end of the sanitary products market, according to a report by Consult GB for the year 2001, and, on the basis of publicly available annual reports of our competitors, one of the world's three largest manufacturers of sanitary faucets. We develop and manufacture an extensive range of (1) sanitary fittings, such as faucets, showerheads and related accessories, and shower systems, and (2) sanitary technology products, such as flushing and installation systems and water management systems. We sell our water technology products principally to sanitary products wholesalers, who sell them to plumbers and retailers who, in turn, sell them to private residential and commercial end-users. We established the GROHE brand in Germany over 50 years ago and have since established a significant brand position in markets worldwide. We have the largest market share, by value, in Germany, France, the Benelux countries and Austria, our core European markets. Our extensive distribution system, including 19 marketing subsidiaries and relationships with approximately 40 unaffiliated agent companies, allows us to sell our products in approximately 140 countries. Our main production facilities are located in Germany but we also have production sites in Portugal, Thailand and Canada as well as an assembly plant in China.

         For the twelve months ended 30 September 2002, our sales were
(euro)897.7 million and our adjusted EBITDA (as defined in the section entitled "Summary Historical and Proforma Financial Information") was (euro)194.7 million. For the nine months ended 30 September 2002, our sales were (euro)690.5 million and sales in Germany, the rest of Europe and the rest of the world were 25.8%, 48.4% and 25.8% of total sales, respectively.

                       PURPOSE OF THE CONSENT SOLICITATION

PURPOSE OF THE REFINANCING AND USE OF PROCEEDS

       In order to repay in part loans from Grohe Holding's shareholders (the "Shareholder Loans") and optimize our capital structure, we intend to refinance the Senior Facility (described below in the section entitled "The Refinancing") through a syndicate of banks, for which Credit Suisse First Boston International and Merrill Lynch International will be the arrangers (the "Refinancing"). In the Refinancing, our subsidiaries, Grohe Beteiligungs and Friedrich Grohe AG & Co. KG ("Friedrich Grohe"), will borrow approximately (euro)550 million (the "New Term Outstandings") under the term loan facilities of a new senior secured credit facility (the "New Senior Facility"). Management estimates that approximately (euro)335.4 million of the proceeds will be used to repay the total principal amount outstanding under the term loan facilities of the Senior Facility. Grohe Beteiligungs will transfer (euro)213.0 million of these proceeds to Grohe Holding (as described below). The remainder will be applied towards transaction costs incurred in connection with the Refinancing and this Consent Solicitation. An additional (euro)50.0 million will be available under a new revolving credit facility (the "New Revolving Facility") to Friedrich Grohe or any of its subsidiaries acceding as borrowers.

         Grohe Beteiligungs will transfer (euro)213.0 million to Grohe Holding, which will be applied towards the repayment of (euro)200.0 million of principal and accrued interest outstanding under the Shareholder Loans and towards transaction costs on the level of Grohe Holding. The aggregate amount of outstanding principal and accrued interest under the Shareholder Loans was
(euro)301.4 million as of 30 September 2002 and, according to management estimates, (euro)304.7 million as of 31 December 2002. Out of the (euro)213.0 million, Grohe Holding will receive approximately (euro)88 million from Grohe Beteiligungs by way of a withdrawal from its partnership account in Grohe Beteiligungs. Grohe Beteiligungs will lend approximately (euro)125 million to Grohe Holding pursuant to an intercompany loan (the "Upstream Loan"). The Upstream Loan (i) will be subordinate in right of payment to the Notes, mature after the Notes and New Term Outstandings and bear interest at a rate of 12% per year until 31 July 2006, thereafter at 14% per year until 31 July 2009, and thereafter at 16% per year until 30 November 2011 ("maturity") and (ii) will not pay cash interest or be repayable in cash until maturity or be able to trigger defaults, other than payment defaults at maturity. Prior to maturity, the indebtedness may be offset against Grohe Holding's right to withdraw profits from Grohe Beteiligungs. For the avoidance of doubt, such subordination will not change our current structure (as described in the section entitled "We are liable for all debts of Grohe Beteiligungs" on page 6 of our Annual Report on Form 20-F, filed with the SEC on 30 April 2002, incorporated in this Statement by reference).

PURPOSE OF THE CHANGE IN LEGAL FORM

         Grohe Holding currently has an advisory board that oversees management, the members of which are elected by various shareholders. In anticipation of a potential future initial public offering, Grohe Holding has commenced preparations to change its legal form from that of a GmbH (GESELLSCHAFT MIT BESCHRANKTER HAFTUNG) or limited liability company to that of an AG (AKTIENGESELLSCHAFT) or stock company. Under German law, an AG requires a supervisory board that elects and oversees the management and that serves a similar function to the current advisory board. In an AG with more than 2,000 employees, half of the members of the supervisory board are elected by the shareholders and half by the employees (a "Co-determined supervisory board"). In the case of a tied vote, the chairman of a Co-determined supervisory board, who is DE FACTO one of the members elected by the shareholders, has a second vote. The shareholder-elected members, therefore, have effective control over the Co-determined supervisory board so long as (i) the number of shareholder-elected members in attendance at the supervisory board meetings where votes are taken equals or is greater than the number of employee-elected members in attendance,
(ii) the shareholder-elected members unanimously vote together, and (iii) in the case of a tied vote, the chairman exercises his or her second vote in a manner consistent with the shareholder-elected members. The current advisory board has three members, all elected by the shareholders. To comply with German law, in connection with Grohe Holding's conversion to an AG, Grohe Holding will replace the current advisory board with a Co-determined supervisory board, consisting of a total of 12 members. Grohe Holding's shareholders will elect, and the three members of the current advisory board will approve, six members of the new Co-determined supervisory board. The other six members will be elected by employees of Grohe Holding's subsidiaries.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

         The following table sets forth our summary historical financial information for the twelve months ended as of 30 September 2002, in accordance with US GAAP, and pro forma information to give effect to the Refinancing and this Consent Solicitation as if such transactions had occurred on 1 October 2001 for purposes of the operating statement data and as of 30 September 2002 for purposes of the balance sheet data. You should read this table in conjunction with the unaudited consolidated interim financial statements and related notes for the period ending 30 September 2002 included in our Current Report on Form 6-K, furnished to the SEC on 27 November 2002, incorporated by reference herein.


                                                                     AS AND FOR THE LAST TWELVE MONTHS ENDED

                                                                                30 SEPTEMBER 2002
                                                                      ACTUAL                        PRO FORMA
                                                          -------------------------------- -----------------------------
                                                                          (AMOUNTS IN MILLIONS OF EURO)
   SUMMARY OF OPERATIONS:
        Sales                                                           897.7                           897.7
        Adjusted EBITDA 1)                                              194.7                           194.7
        Cash interest expense 2)                                         52.9                            65.8

   OTHER FINANCIAL INFORMATION:
        Total net debt 3)                                               475.8                           702.0
        Capital expenditures 4)                                          36.0                            36.0

   SELECTED RATIOS:
        Ratio of total net debt to adjusted EBITDA                       2.4x                            3.6x
        Ratio of adjusted EBITDA to cash interest
        expense                                                          3.7x                            3.0x

__________________________________________

1) We define adjusted EBITDA as earnings before interest expense, income taxes, depreciation and amortization, non-cash charges, income from equity method investees not received by way of cash distribution, extraordinary items, non-cash financial income/loss from derivatives, and one-off transaction costs related to the Consent Solicitation of (euro)13 million.

      Adjusted EBITDA could be viewed as an indicator of the operational strength and performance of our business, including the ability to provide cash flows to service debt and finance capital expenditures.

2) Cash interest expense is defined as paid interest for total bank loans and the Notes.

      For the calculation of pro forma cash interest expense we have assumed additional indebtedness under the New Term Outstandings of (euro)214.6 million which bears interest at 6% for the twelve months ended 30 September 2002.

3) We define total net debt as total bank loans and notes less cash and cash equivalents and restricted cash.

      For the calculation of the pro forma total net debt we have assumed additional indebtedness under the New Term Outstandings of (euro)214.6 million and a reduction of cash in an amount of (euro)11.6 million as of 30 September 2002.

4) Capital expenditures is defined as purchases of property, plant and equipment and purchases of intangible assets.

                                 THE REFINANCING

THE SENIOR FACILITY

       Grohe Beteiligungs and Friedrich Grohe, subsidiaries of the Company, are borrowers under a senior secured credit facility consisting of four term loan facilities and a revolving credit facility, with a syndicate of banks, for which Dresdner Bank AG is the arranger (the "Senior Facility"). As of 30 September 2002, the total principal amount outstanding under the term loan facilities of the Senior Facility was (euro)375.2 million, all of which was secured indebtedness. On 29 October and 30 December 2002, we made principal payments of
(euro)6.0 million and (euro)33.8 million respectively, leaving, according to management estimates, approximately (euro)335.4 million in principal currently outstanding. The revolving credit facility of the Senior Facility is undrawn. For a more detailed description of the terms of the Senior Facility, please see pages 68-73 of Grohe Holding's Annual Report on Form 20-F, filed with the SEC on 30 April 2002, incorporated by reference in this Statement.


THE NEW SENIOR FACILITY

GENERAL

       The New Senior Facility will consist of four facilities: three term loan facilities, A1, A2 and B, in an aggregate amount of up to (euro)550 million, and the New Revolving Facility, in an aggregate amount of up to (euro)50.0 million. Grohe Beteiligungs is the borrower under term loan facilities A2 and B; Friedrich Grohe is the borrower under term loan facility A1 and the New Revolving Facility. Term loan facilities A1 and A2 amortize semi-annually over approximately 7 years with the final payment due on 31 December 2009. Facility B requires payments of interest at the end of each interest period (one, two, three, five or six months or any other period agreed with a majority of the new lenders) and one bullet payment of principal on 20 July 2010.

SECURITY

       The indebtedness under the New Senior Facility will be secured by substantially all the assets of Grohe Beteiligungs and Friedrich Grohe including equity interests they hold in their respective subsidiaries.

       After an initial public offering of the Company's shares and giving effect to the proceeds of such offering, if at the time of such initial public offering the ratio of total net debt of the Company to EBITDA (as defined in the New Senior Facility) is less than 2.5 to 1, and no default has occurred and is continuing (a "QPO"), then, in accordance with certain requirements, substantially all security interests in the Company's assets described above will be released. Thereafter Grohe Beteiligungs and Friedrich Grohe will have agreed under the New Senior Facility not to incur any liens on any of their assets unless such liens also secure the New Senior Facility.

COVENANTS

       The New Senior Facility will contain customary financial and operating covenants, including, without limitation, the requirement to maintain:

              o minimum ratios of Consolidated Operating Cash Flow to Net Debt Service and of EBITDA to Consolidated Net Finance Charges (each, as defined in the New Senior Facility);

              o maximum ratios of Total Net Senior Debt to EBITDA and of Total Net Debt to EBITDA (each, as defined in the New Senior Facility).

         After a QPO, only the requirement to maintain a minimum ratio of EBITDA to Consolidated Net Finance Charges and a maximum ratio of Total Net Debt to EBITDA will remain.

INTEREST RATE AND FEES

       Initially, term loan facilities A1 and A2 and the New Revolving Facility will bear interest at a rate of Euribor plus a margin of 2.25% per year and term loan facility B will bear interest at a rate of Euribor plus 2.75% per year. At any interest payment date, the margin applicable to term loan facilities A1, A2 and B and the New Revolving Facility may be reduced if the ratio of Total Net Debt to EBITDA (each, as defined in the New Senior Facility) for the relevant period meets a certain threshold. The first possible reduction in margin will become applicable 12 months after Grohe Beteiligungs and Friedrich Grohe enter into the New Senior Facility. After a QPO, the margin applicable to the New Senior Facility will be reduced by 0.25% if certain requirements are met.

MANDATORY PREPAYMENT

       The New Senior Facility will require, among other things, the following to be used to make partial prepayments:

              o certain portions from Operating Excess Cash Flow (as defined in the New Senior Facility) of Friedrich Grohe and its subsidiaries in any fiscal year until the earlier of a QPO or the time when the ratio of Total Net Debt to EBITDA falls below 2.5 to 1;

              o any amounts received from a breach of contract, warranty or indemnity claim against a vendor or its affiliates in connection with certain acquisitions, unless applied to prepay bank debt that has been incurred to finance such acquisition or to replace, reinstate, or repair any damaged asset giving rise to such claim or paid to third parties as required in connection with such claim, in each case within 18 months;

              o proceeds from asset sales, other than in the ordinary course of business, so long as such asset sale occurred prior to a QPO; and

              o any amounts received under an insurance policy claim, unless applied against the loss for which such amounts were received or such claim arose following a QPO.

EVENTS OF DEFAULT

       The New Senior Facility contains customary event of default provisions, including, among others:

              o failure to make payments under the New Senior Facility or certain related documents;

              o breach of covenants, including financial covenants, and representations and warranties;

              o cross-default in respect of indebtedness in excess of(euro)5 million with respect to payment defaults and cross acceleration and(euro)10 million otherwise;

              o adverse changes to the partnership agreements of Grohe Beteiligungs and Friedrich Grohe;

              o insolvency, bankruptcy or similar events, subject to minor exceptions;

              o   certain changes in the corporate structure; and

              o the occurrence of any event or circumstance that may have a Material Adverse Effect (as defined in the New Senior Facility).

                       THE PROPOSED AMENDMENTS AND WAIVERS

         SET FORTH BELOW ARE A SUMMARY OF THE PROPOSED AMENDMENTS TO THE INDENTURE AND THE PROPOSED WAIVERS FOR WHICH CONSENTS ARE BEING SOUGHT PURSUANT TO THIS STATEMENT AS WELL AS AN AMENDMENT THAT DOES NOT REQUIRE YOUR CONSENT. THE DISCUSSION BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL AND COMPLETE TERMS OF THE INDENTURE AND OF SUCH PROPOSED AMENDMENTS. THE TERMS OF THE PROPOSED AMENDMENTS ARE SET FORTH IN THE FORM OF FIRST SUPPLEMENTAL INDENTURE ATTACHED TO THIS STATEMENT AS ANNEX A, WHICH IS INCORPORATED IN THIS STATEMENT BY THIS REFERENCE. EACH CAPITALIZED TERM APPEARING BELOW THAT IS NOT DEFINED HEREIN HAS THE MEANING ASSIGNED TO SUCH TERM IN THE INDENTURE.

         We intend to amend the Indenture to clarify that any indebtedness incurred by the Company or any Restricted Entities that is used, directly or indirectly, to repay Subordinated Obligations must be subordinate to the Notes. Since this amendment is for your benefit, under the Indenture your consent is not required. This amendment will become effective when the First Supplemental Indenture is executed and delivered.

         The Proposed Amendments and Waivers would allow the Company to make a one-time, partial repayment of the Shareholder Loans in the amount of
(euro)200.0 million with a portion of the proceeds of the New Senior Facility. In addition, the Proposed Amendments and Waivers would allow Grohe Beteiligungs and Friedrich Grohe to incur indebtedness under the New Senior Facility on a fully secured basis and allow the lenders under that facility and the hedge counterparties under hedging agreements entered into in relation to that facility, as did the lenders and hedge counterparties under the Senior Facility, to have priority over the Company's claim against Grohe Beteiligungs under an existing intercompany loan.

         In anticipation of a potential future initial public offering, Grohe Holding intends to change its legal form to that of an AG (AKTIENGESELLSCHAFT) or stock company and, as required by law, change its board composition to include members elected by employees of its subsidiaries. The Proposed Amendments and Waivers will clarify that Grohe Holding may change its board composition in this manner without triggering a change of control under the Indenture.

NOTICE OF AMENDMENT TO THE LIMITATION ON INDEBTEDNESS

         In accordance with Section 9.01(1) of the Indenture, Amendments and Waivers Without the Consent of Holders, we hereby notify you that, for your benefit as part of the Proposed Amendments and Waivers, we will amend Section 4.03(c) of the Indenture to provide that any Indebtedness incurred by the Company or a Restricted Entity that is used, directly or indirectly, to repay Subordinated Obligations of the Company must be subordinated to the Notes at least to the same extent as such Subordinated Obligation. Such amendment does not require your consent. See Annex A: Form of First Supplemental Indenture.

PROPOSED WAIVER TO THE LIMITATION ON INDEBTEDNESS, THE LIMITATION ON RESTRICTED PAYMENTS AND THE LIMITATION ON AFFILIATE TRANSACTIONS

         After giving effect to the Proposed Amendment described above in the section entitled "Notice of Amendment to Limitation on Indebtedness", the partial repayment of the Shareholder Loans, which are Subordinated Obligations, with a portion of the New Term Outstandings lent to Grohe Holding would cause Grohe Beteiligungs' incurrence of Indebtedness, because such Indebtedness will not be subordinated to the Notes and will be used indirectly to repay Subordinated Obligations, to constitute a breach of Section 4.03(c). In addition, the partial repayment of the Shareholder Loans could constitute a Restricted Payment in breach of Section 4.04 and the loan from Grohe Beteiligungs to Grohe Holding could constitute a breach of Section 4.07. To allow Grohe Beteiligungs to lend a portion of the proceeds from the New Senior Facility to Grohe Holding and Grohe Holding to repay in part Shareholder Loans with a portion of the proceeds of such loan, we are seeking a one-time waiver of a breach of Section 4.03(c), a one-time waiver of a breach of Section 4.04 and a one-time waiver of a breach of Section 4.07 resulting from the effectiveness of the amendment to Section 4.03 described above and the transactions described in the section entitled "Purpose of the Consent Solicitation - Purpose of the Refinancing and Use of Proceeds". For the avoidance of doubt, if this proposed waiver is given effect, the Restricted Payment described in this Statement would not be included in the calculation of the amount of Restricted Payments permitted by Section 4.04.

PROPOSED AMENDMENT TO THE LIMITATION ON INDEBTEDNESS

         This Proposed Amendment would clarify that Grohe Beteiligungs may Refinance the full amount of the Term Loan Facilities with the New Term Outstandings on a secured basis. After giving effect to the Refinancing and these Proposed Amendments and Waivers, Grohe Beteiligungs will have approximately (euro)550 million of secured Indebtedness under the New Term Outstandings. Although the Company may Incur Indebtedness under Section 4.03(a) and (b), the Indenture is unclear as to whether Grohe Beteiligungs may Incur Liens sufficient to secure all of such Indebtedness. We propose to amend Section 4.03(b)(2) of the Indenture to permit Grohe

Beteiligungs to Incur Indebtedness of up to (euro)550 million in the aggregate. In accordance with Section 4.10 and Clause (7) of the definition of Permitted Liens, Grohe Beteiligungs may Incur Liens sufficient to secure such Indebtedness. After giving effect to this Proposed Amendment, after the effective date of the First Supplemental Indenture, the amount of Indebtedness permitted under Section 4.03(b)(2) will decrease by the amount of the aggregate sum of all principal repayments made under the New Term Outstandings (and likewise under Clause (7), the amount of Liens permitted to secure such Indebtedness would decrease). See Annex A: Form of First Supplemental Indenture.

PROPOSED AMENDMENT TO THE LIMITATION ON SALE, PREPAYMENT OR MODIFICATION OF THE INTERCOMPANY LOAN

         As of 30 September 2002, in accordance with the terms of the Senior Facility and the Subordination Agreement, the lenders under the Senior Facility had claims for amounts outstanding in the amount of (euro)375.2 million against Grohe Beteiligungs and Friedrich Grohe, and commitments for (euro)51.1 million under a revolving credit facility, senior to the claims of the Company against Grohe Beteiligungs under the Intercompany Loan. On 29 October and 30 December 2002, we made principal payments of (euro)6.0 million and (euro)33.8 million respectively, leaving, according to management estimates, approximately
(euro)335.4 million principal currently outstanding. After giving effect to the Refinancing and these Proposed Amendments and Waivers, Grohe Beteiligungs will have approximately (euro)550 million of New Term Outstandings, an additional amount of (euro)214.6 million and commitments for (euro)50.0 million under the New Revolving Facility. To clarify that the lenders' and the hedge counterparties' claims against Grohe Beteiligungs and Friedrich Grohe under the New Senior Facility, including claims for the additional (euro)214.6 million and under the New Revolving Facility once drawn, will be senior to the Company's claims against Grohe Beteiligungs under the Intercompany Loan, the lenders under the New Senior Facility intend to enter into a new substantially similar subordination agreement with the Company (the "New Subordination Agreement").

         Under Section 4.14 of the Indenture, the Company is prohibited from entering into an agreement "that would adversely affect the rights of the Company or its creditors with respect to the Intercompany Loan or the Subordination Agreement." To ensure that the Company will not breach Section
4.14 by entering into the New Subordination Agreement, we propose to amend
Section 4.14 to allow the Company to enter into the New Subordination Agreement so long as the terms of such agreement, in the determination of the parties thereto, are substantially similar to those of the Intercompany Loan or the Subordination Agreement and with the acknowledgement that the additional amount of debt to which the Intercompany Loan is subordinate does not adversely affect the rights of the Company or its creditors. See Annex A: Form of First Supplemental Indenture.

PROPOSED AMENDMENT TO THE DEFINITION OF SHAREHOLDER-ELECTED BOARD

         This Proposed Amendment would clarify that Grohe Holding may change the composition and structure of its board to that of a Co-determined supervisory board in connection with changing its legal form to that of an AG without triggering a Change of Control under the Indenture. Section 4.09 of the Indenture provides that, upon the occurrence of a Change of Control, the Company is required to make an offer to repurchase the Notes at a purchase price in cash equal to 101% of the principal amount plus accrued interest if any. In order to clarify that (i) a Co-determined supervisory board is also a Shareholder-Elected Board and (ii) having an equal number of members of the Shareholder-Elected Board elected or nominated by Grohe Holding's shareholders and by employees of its subsidiaries does not by itself constitute a Change of Control pursuant to Clause (3) of the definition of Change of Control, we propose to amend the definition of Shareholder-Elected Board.

         This Proposed Amendment clarifies that a Change of Control will only occur if the current shareholder-elected members of such Board and their successors (elected, nominated or approved by the current members or their successors) cease to have the power to pass resolutions requiring a simple majority. In a Co-determined supervisory board, shareholder-elected members have such power so long as (i) the number of shareholder-elected members in attendance at the supervisory board meetings where votes are taken equals or is greater than the number of employee-elected members in attendance, (ii) the shareholder-elected members unanimously vote together, and (iii) in the case of a tied vote, the chairman exercises his or her second vote in a manner consistent with the shareholder-elected members. See Annex A: Form of First Supplemental Indenture.

PROPOSED WAIVER OF DEFAULTS

         To effectuate the Refinancing, we also request a waiver of any and all defaults under the Indenture that are expected to arise because of a short time delay between (a) the effective date of the New Senior Facility and related documents and (b) the date we receive funding under the New Senior Facility and subsequently repay the Senior Facility. These defaults include breaches of (i)
Section 4.03(a) of the Indenture resulting from having a Consolidated Coverage Ratio of less than 2:1 during the brief period in which both the New Senior Facility and the Senior Facility will be outstanding; (ii) Section 4.10 of the Indenture as new Liens will be incurred that are not Permitted Liens and that do not ratably secure the Notes; and (iii) Section 4.14 of the Indenture as the terms of the New Subordination Agreement may be deemed to adversely affect the Company and its creditors with respect to the Intercompany Loan or Subordination Agreement because such terms are not identical to those of the Subordination Agreement and a greater amount of debt is made senior to the Intercompany Loan than existed under the Subordination Agreement. Each of these breaches is also a Default under Section 6.01(4) of the Indenture.

GENERAL

         By consenting to the Proposed Amendments and Waivers, Holders will be deemed to have authorized and directed the Trustee to enter into the First Supplemental Indenture and grant the proposed waivers on the terms set out under this section. The proposed waivers shall become effective simultaneously with the proposed amendments upon execution of the First Supplemental Indenture.

         In accordance with normal practice, the Trustee expresses no opinion on the merits of the Proposed Amendments and Waivers but has authorized it to be stated that, on the basis of the information set out in this Statement, it has no objection to the Statement being submitted to the Holders for their consideration.

         THE COMPANY IS SEEKING CONSENTS TO ALL THE PROPOSED AMENDMENTS AND WAIVERS AS A SINGLE PROPOSAL.

                             CERTAIN CONSIDERATIONS

         HOLDERS OF NOTES SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION SET FORTH IN, AND INCORPORATED BY REFERENCE IN, THIS STATEMENT PRIOR TO CONSENTING TO THE PROPOSED AMENDMENTS AND WAIVERS.

EFFECT OF PROPOSED AMENDMENTS AND WAIVERS

         If the Proposed Amendments and Waivers become effective, certain provisions contained in the Indenture will be modified, and Holders will no longer be entitled to the benefit of such provisions. The modification of these provisions and the waivers would (a) permit the Company to repay a portion of the Shareholder Loans, (b) permit Grohe Beteiligungs and Friedrich Grohe to secure a greater amount of indebtedness than existed prior to the Refinancing,
(c) permit Grohe Beteiligungs and Friedrich Grohe to incur a greater amount of indebtedness senior to the Notes than existed prior to the Refinancing and (d) clarify that the Company may form a supervisory board with an equal number of shareholder and employee representatives, which would constitute a Shareholder-elected board, without triggering a change of control under the Indenture. These modifications and waivers could adversely affect the market price of the Notes or otherwise be adverse to the interest of Holders. See "The Proposed Amendments and Waivers".

         If the Proposed Amendments and Waivers become effective, they will be binding on all Holders and their transferees, whether or not such Holders have consented to the Proposed Amendments and Waivers.

         Holders who do not timely consent with respect to the Proposed Amendments and Waivers and Holders whose Consents are revoked before the Majority Consent Date will receive no Consent Payment even though the Proposed Amendments and Waivers, if they become effective, will be binding on them and any transferee of the Notes.

                                THE SOLICITATION

GENERAL

         Pursuant to Section 9.02 of the Indenture, adoption of certain of the Proposed Amendments and Waivers requires the receipt of the Required Consents, consisting of the valid and unrevoked Consents of Holders of at least a majority in principal amount of the Notes outstanding, on or prior to the Expiration Time. As of the date of this Statement, the outstanding aggregate principal amount of the Notes is (euro)200.0 million. Grohe Holding will execute the First Supplemental Indenture implementing the Proposed Amendments and Waivers, including those that do not require your consent, and will make the Consent Payments to Holders who have properly furnished, and not revoked, their Consents on or prior to the Expiration Time, provided that (i) the Required Consents are received, (ii) the Refinancing described above under "The Refinancing" occurs, in particular the funding in full of the New Term Outstandings and (iii) there are no laws, regulations, injunctions, actions or other proceedings, pending or threatened, which, in the case of any action or proceeding if adversely determined, would make unlawful or invalid or enjoin the implementation of the Proposed Amendments and Waivers or the payment of the Consent Payments. There can be no assurance that the Proposed Amendments and Waivers will become effective. IF THE PROPOSED AMENDMENTS AND WAIVERS BECOME EFFECTIVE, THEY WILL BE BINDING ON ALL HOLDERS AND THEIR TRANSFEREES, WHETHER OR NOT SUCH HOLDERS HAVE CONSENTED TO THE PROPOSED AMENDMENTS AND WAIVERS.

         Grohe Holding will not provide notice upon receipt of the Required Consents, but will publish a notice upon completion of the Refinancing and effectiveness of the Proposed Amendments and Waivers. The delivery of a Consent to the Proposed Amendments and Waivers will not affect a beneficial owner's right to sell or transfer the Notes. Failure to deliver a Consent will have the same effect as if a Holder had voted "No" to the Proposed Amendments and Waivers.

         Beneficial owners of the Notes who wish to provide a Consent and whose Notes are held, as of the date of this Statement (the "Record Date"), in the name of a broker, dealer, commercial bank, trust company or other nominee institution must contact such nominee promptly and instruct such nominee, as the Holder of such Notes, to consent in accordance with the customary procedures of Euroclear and Clearstream, on behalf of the beneficial owner prior to the Expiration Time.

         Holders may also consent, or revoke a Consent, at the offices of the Tabulation Agent at Aerogolf Center, 1A Hoehenof, L-1736 Senninberger, Luxembourg. The necessary documents and other materials for such Consent or revocation are available upon written request to the Tabulation Agent.

CONSENT PAYMENTS

         Upon the terms and conditions set forth in this Statement, Grohe Holding will pay on the Payment Date, to Holders of the Notes whose Consents have not been properly revoked and had been received by the Tabulation Agent on or prior to the Expiration Time, Consent Payments in the amount of (euro)60 per each (euro)1,000 principal amount of Notes for which a Consent was received and not revoked. Under no circumstances will interest accrue on or be payable with respect to any Consent Payment. For purposes of this Statement, the Payment Date shall mean the date on which all conditions for payment have been fulfilled (the "Effective Time") or promptly after that date, provided however, that if the Effective Time occurs prior to the Expiration Time, the Payment Date shall mean the date on which the Expiration Time occurs or promptly after such date. The Effective Time may occur at any time prior to the Expiration Time. Even if the Effective Time occurs prior to the Expiration Time, Holders who Consent after the Effective Time and prior to the Expiration Time will be entitled to receive the Consent Payment on the Payment Date.

         HOLDERS WHO DO NOT TIMELY CONSENT WITH RESPECT TO THE PROPOSED AMENDMENTS AND WAIVERS AND HOLDERS WHOSE CONSENTS ARE REVOKED BEFORE THE MAJORITY CONSENT DATE WILL RECEIVE NO CONSENT PAYMENT EVEN THOUGH THE PROPOSED AMENDMENTS AND WAIVERS, IF THEY BECOME EFFECTIVE, WILL BE BINDING ON THEM AND ANY TRANSFEREE OF THE NOTES.

FAILURE TO OBTAIN REQUIRED CONSENTS

         In the event the Required Consents are not obtained with respect to the Notes, any other condition set forth in this Statement is not satisfied or waived, or the solicitation is terminated, no Consent Payments will be made to any Holders of the Notes, and no amendment for the benefit of the Holders and none of the Proposed Amendments and Waivers will be effected.

EXPIRATION TIME; EXTENSIONS; AMENDMENT

         The term "Expiration Time" means 5:00 p.m., Central European Time on 19 March 2003, unless Grohe Holding, in its sole discretion, extends the period during which the Solicitation is open, in which case the

Expiration Time shall be the latest date and time for which an extension is effective. Grohe Holding may extend the Solicitation on a daily basis or for a specified period of time. In order to extend the Solicitation period, Grohe Holding will notify the Tabulation Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 5:00 p.m., Central European time, on the next business day after the previously scheduled Expiration Time. Grohe Holding currently intends to notify Holders of any such extension solely by issuing a press release, but may elect to utilize other means reasonably calculated to inform Holders of such extension. Failure of any Holder to be so notified will not affect the extension of the Solicitation.

         Grohe Holding expressly reserves the right, in its sole discretion, at any time to (i) terminate the Solicitation, (ii) waive any of the conditions to the Solicitation, (iii) extend the Expiration Time, or (iv) amend the terms of the Solicitation in any manner.

         If Grohe Holding elects to waive any of the conditions to the Solicitation, extend the Solicitation period or amend the terms of the Solicitation in a manner favorable to the Holders, all Consents received will remain valid (and subject to revocation as provided in this Statement) until the date and time to which the Expiration Time has been extended.

         Without limiting the manner in which Grohe Holding may choose to make a public announcement of any extension, amendment or termination of the Solicitation, the Company shall have no obligation to publish, advertise, or otherwise communicate such public announcement, other than by making a timely press release and complying with any applicable notice provisions of the Indenture.

PROCEDURES FOR CONSENTING

         This Statement has been sent to The Bank of New York, as Trustee for distribution to Holders as applicable. As of the date of this Statement, there were no holders of record of definitive Notes entitled to give Consents pursuant to this Solicitation.

         FOR PURPOSES OF THE SOLICITATION, WE EXPECT THAT EUROCLEAR SYSTEM ("EUROCLEAR") AND CLEARSTREAM BANKING, SOCIETE ANONYME ("CLEARSTREAM") WILL AUTHORIZE ACCOUNT HOLDERS IN THEIR ELECTRONIC BOOK-ENTRY SYSTEMS, WHO HOLD NOTES ON BEHALF OF THE BENEFICIAL OWNERS OF SUCH NOTES AS OF THE RECORD DATE, TO CONSENT IN ACCORDANCE WITH THEIR CUSTOMARY PROCEDURES. ACCORDINGLY, FOR PURPOSE OF THE SOLICITATION, THE TERM "HOLDER" SHALL BE DEEMED TO INCLUDE SUCH ACCOUNT HOLDERS. IT IS EXPECTED THAT EUROCLEAR AND CLEARSTREAM WILL REQUIRE THE USE OF AN ELECTRONIC ACCEPTANCE INSTRUCTION FOR GIVING CONSENT.

         Beneficial owners of the Notes who wish to provide a Consent and whose Notes are held, as of the Record Date, in the name of a broker, dealer, commercial bank, trust company or other nominee institution must contact such nominee promptly and instruct such nominee, as the Holder of such Notes, to give Consent on behalf of the beneficial owner prior to the Expiration Time in accordance with the customary procedures of Euroclear and Clearstream, which is expected to be the use of an electronic acceptance instruction.

         Holders may also consent, or revoke a Consent, at the offices of the Tabulation Agent at Aerogolf Center, 1A Hoehenof, L-1736 Senninberger, Luxembourg. The necessary documents and other materials for such Consent or revocation are available upon written request to the Tabulation Agent.

         GROHE HOLDING WILL ACCEPT CONSENTS GIVEN IN ACCORDANCE WITH THE CUSTOMARY PROCEDURES OF EUROCLEAR AND CLEARSTREAM AND RESERVES THE RIGHT TO ACCEPT CONSENTS BY ANY OTHER REASONABLE MEANS OR IN ANY FORM THAT REASONABLY EVIDENCES THE GIVING OF A CONSENT.

         CONSENTS SHOULD NOT BE DELIVERED TO THE TRUSTEE, THE JOINT SOLICITATION AGENTS, OR GROHE HOLDING.

         UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER NOTES TO GROHE HOLDING, THE JOINT SOLICITATION AGENTS, THE LUXEMBOURG LISTING AGENT, THE TABULATION AGENT OR THE TRUSTEE AT ANY TIME.

         Grohe Holding will resolve all questions as to the validity, form, eligibility (including time of receipt) and acceptance and revocations of Consents, whose determinations will be binding. Grohe Holding reserves the right to reject any or all Consents and revocations not validly given or any Consents the Company's acceptance of which could, in the opinion of Grohe Holding's counsel, be unlawful. Grohe Holding also reserves the right to waive any defects or irregularities in connection with deliveries or to require a cure of such irregularities within such time as Grohe Holding determines. None of Grohe Holding, the Joint Solicitation Agents, the Tabulation Agent or the Trustee or any other person shall have any duty to give notification of any such waiver, defects or irregularities, nor shall any of them incur any liability for failure to give such notification. Delivery of Consents or notices of revocations will be deemed not to have been made until such irregularities have been cured or waived.

REVOCATION OF CONSENTS

         A HOLDER MAY REVOKE ITS CONSENT AT ANY TIME PRIOR TO THE MAJORITY CONSENT DATE. All Consents received prior to the Expiration Time will be counted, notwithstanding any transfer of the Notes to which such Consents relate, unless the Tabulation Agent receives from a Holder (or a subsequent holder which has received a proxy from the relevant Holder) a written notice of revocation at any time prior to the Majority Consent Date, or a notice of revocation delivered in accordance with the customary procedures of Euroclear and Clearstream. Any notice of revocation received after the Majority Consent Date will not be effective, even if received prior to the Expiration Time. A Consent to the Proposed Amendments and Waivers by a Holder of the Notes will bind the Holder and every subsequent holder of such Notes or portion of such Notes, even if notation of the Consent is not made on such Notes.

         To be effective, a notice of revocation must be in a format customarily used by Euroclear and Clearstream or, if in writing, contain the name of the Holder and the aggregate principal amount of the Notes to which it relates and be (a) signed in the same manner as the original Consent or (b) accompanied by a duly executed proxy or other authorization (in a form satisfactory to Grohe Holding).

         A revocation of the Consent will be effective only as to the Notes listed on the revocation and only if such revocation complies with the provisions of this Statement. Only a Holder is entitled to revoke a Consent previously given. A beneficial owner of the Notes must arrange with the Holder to deliver on its behalf a revocation of any Consent already given with respect to such Notes.

         A transfer of Notes will not have the effect of revoking any Consent validly given before such transfer, and each Consent validly given will be counted notwithstanding any transfer of the Notes unless the applicable Holder has complied with the procedure for revoking Consents described in this section. If the subsequent transferee is to have revocation rights with respect to the relevant Consent to the Proposed Amendments and Waivers, a duly executed proxy must accompany a transfer of Notes from the relevant Holder.

         A purported notice of revocation that the Tabulation Agent does not receive in a timely fashion and that Grohe Holding does not accept as a valid revocation will not be effective to revoke a Consent previously given.

         A REVOCATION OF A CONSENT MAY ONLY BE RESCINDED BY THE DELIVERY OF A NEW CONSENT IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THIS STATEMENT. A HOLDER WHO HAS DELIVERED A REVOCATION MAY, AFTER SUCH REVOCATION, GIVE CONSENT AT ANY TIME PRIOR TO THE EXPIRATION TIME.

         Grohe Holding reserves the right to contest the validity of any revocations.

         All revocations of Consents must be sent to the Tabulation Agent at Aerogolf Center, 1A Hoehenhof, L-1736 Senningerberg, Luxembourg, or delivered in accordance with the customary procedures of Euroclear and Clearstream to the Tabulation Agent.

FEES AND EXPENSES

         Grohe Holding will bear the costs of the Solicitation. Grohe Holding will reimburse the Trustee for expenses that the Trustee incurs in connection with the Solicitation.

         Grohe Holding will not pay any commission or other remuneration to any broker, dealer, salesman or other person (other than the Joint Solicitation Agents and Tabulation Agent) for soliciting Consents pursuant to this Statement. Brokers, dealers, commercial banks and trust companies will be reimbursed for reasonable out-of-pocket expenses that they incur in forwarding the solicitation materials to their customers.

JOINT SOLICITATION AGENTS AND TABULATION AGENT

         Grohe Holding has retained Credit Suisse First Boston (Europe) Limited, Credit Suisse First Boston LLC, Merrill Lynch International and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint Solicitation Agents in connection with the Solicitation. The Joint Solicitation Agents will solicit Consents and will receive customary fees for their services. Grohe Holding has agreed to indemnify the Joint Solicitation Agents and certain related persons against certain liabilities and expenses in connection with the Solicitation. At any given time, the Joint Solicitation Agents may trade the Notes for their own account, or for the accounts of their customers and, accordingly, may hold a long or short position in the Notes. Credit Suisse First Boston (Europe) Limited and Merrill Lynch International have provided investment banking services to Grohe Holding and its affiliates for which they have received customary fees and commissions. Affiliates of Credit Suisse First Boston (Europe) Limited, Credit Suisse First Boston LLC, Merrill Lynch International and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint lead arrangers for and will be lenders under the New Senior Facility.

         Grohe Holding has retained The Bank of New York, London Branch and The Bank of New York (Luxembourg) S.A. as Tabulation Agent to collect and tabulate Consents. The Tabulation Agent will receive a customary fee for such services and reimbursement of its reasonable out-of-pocket expenses related thereto. Grohe Holding will also indemnify it against certain liabilities.

         Grohe Holding has not authorized any of the Joint Solicitation Agents or the Tabulation Agent to give any information or make any representations in connection with this solicitation other than those contained in this Statement and, if given or made, such information or representations must not be relied upon as having been authorized.

                            CERTAIN TAX CONSEQUENCES

GERMAN TAX CONSEQUENCES

         The discussion set out below represents a summary of the anticipated tax consequences in the Federal Republic of Germany with regard to the making of the Consent Payments. It is based on the Income Tax Act (2002), the Corporate Income Tax Act (2002) and the VAT Act (1999), each as in force as of 31 December 2002. It does not cover every conceivable possibility of German taxation and does not discuss all considerations relevant to classes of investors subject to special tax rules. In particular, we have not provided explanations of the provisions and special features applicable to investment companies. Since the actual tax consequences are always dependent on numerous, individual circumstances that cannot be discussed in detail, we recommend that the Holders consult their respective tax advisors.

         For purposes of this Statement, a "German Holder" means a Holder who is subject to unlimited tax liability in Germany, regardless of whether the Holder is an individual or a legal entity. A "Non-German Holder" is a Holder who is not a German Holder.

GERMAN HOLDERS HOLDING NOTES AS BUSINESS ASSETS

         If the Notes are held as business assets by an individual or a legal entity subject to unlimited tax liability, the Consent Payments represent taxable operating income subject to income tax, respectively corporate income tax, and trade tax. On the other hand, realized or permanent unrealized losses can be deducted as business expenses. This applies to individuals operating a business as a sole trader or as an entrepreneurial partner of a partnership as well as to legal entities as far as they generate or are deemed to generate income from business operations and thus possess business assets. Whether or not the individual or corporate income tax due will partly be levied in the form of a creditable withholding tax (ZINSABSCHLAGSTEUER) depends on the classification of the Consent Payments under the categories of income as it is made for Holders holding Notes as private assets (see the discussion below).

GERMAN HOLDERS HOLDING NOTES AS PRIVATE ASSETS

         If the Notes are held as private assets by an individual subject to unlimited tax liability in Germany, the Consent Payments should, in our opinion, not be subject to income tax in Germany. This is based on the principle that income from capital claims (ERTRAGE AUS KAPITALFORDERUNGEN), including the income from the Notes, only exists if, from an economic point of view, it is paid for granting the use of the capital. Changes in value of the capital investment are not taken into account. Such reductions occur exclusively in the assets sphere, which is insignificant for tax purposes. Viewed economically, the Consent Payments are made because a decrease in the value of the Notes is expected due to the higher debt-equity ratio and the higher associated redemption risk. The Consent Payments should, therefore, in our view be considered as a compensation for a possible reduction in the value of an asset, and not as remuneration for granting the use of the capital.

         However, since there is no precedent in German tax law that is immediately applicable to the Consent Payments or conclusively suggests its tax treatment and there are no directly relevant administrative regulations, we cannot exclude the possibility that the German tax authorities might take a different view. They might argue that, in the capital markets, the level of risk at which capital is lent usually is taken into account by the rate of interest to be paid on the loan. Therefore, they might conclude, the Consent Payments actually represent an interest increase pre-paid to take into account the higher risk caused by the Refinancing. If the Consent Payments were treated as interest they would be subject to income tax to German Holders holding Notes as private assets as well. In this event, if the Notes are held in custody of a German bank or a German financial service provider, this bank or financial service provider would be required to deduct 30% withholding tax (ZINSABSCHLAGSTEUER) plus, based on the withholding tax, a 5.5% solidarity surcharge from the Consent Payments. These taxes withheld could be credited against the German Holder's income tax for the year in which the Consent Payments are received. A special withholding tax of 35% plus 5.5% (from the tax) solidarity surcharge would become due in cases where Notes are not held in custody of a German bank or a German financial service provider but the Consent Payments are claimed via a German bank or a German financial service provider.

         The receipt of the Consent Payments is not treated as income from private sales transactions (PRIVATE VERAU(BETA)ERUNGSGESCHAFTE) even if a Holder has held Notes only for a period of twelve months or less at the relevant point in time. From a legal perspective, the Consent to the Proposed Amendments and Waivers does not correspond to a sales transaction. The latter would require a willful, non-gratuitous transfer of the economic ownership of an asset. However, the Proposed Amendments and Waivers do not relate to the key features of the Notes, such as the nominal value, the interest promised, the maturity or the form of redemption. As such, the assumption that the Proposed Amendments and Waivers constitute a repurchase of old notes and the issuing of new notes would neither correspond to the economic view nor to the underlying legal transaction.

         Finally, the Consent Payments should not be treated as other taxable income (SONSTIGE EINKUNFTE) either. The Holders waive their rights with regard to their preferential position compared to the Shareholder Loans and the portion of the New Term Outstandings that would not be securable without the Proposed Amendments and Waivers. Thus, the price reduction should be the result of the lower legal standing of the Holders and thus also of an actual intrinsic loss. However, should the tax authorities take the standpoint that the Consent Payments are not paid as compensation for the reduction of the asset, but as a remuneration for granting the Consent or for not opposing the deterioration of the security of the repayment claim, the Consent Payments would be allocated to other taxable income (SONSTIGE EINKUNFTE) and would thus be subject to tax.

EXCURSUS WITH REGARD TO THE PLANNED AMENDMENT OF CURRENTLY EFFECTIVE TAX LAW BY THE LAW TO REDUCE TAX PRIVILEGES (STVERGABG)

         If securities are held as private assets, a significant change in tax liability might be expected from the tax year 2003 onwards. Unlike the currently effective tax system, under which capital gains in the private sphere remain untaxed, all capital gains per se would become subject to income tax. The present retention period of one year would be repealed.

         However, should these proposed changes for the taxation of capital gains in the private sphere actually become law, we do not believe that this would change the tax treatment of the Consent Payments. In our opinion, the payment of this amount is not remuneration for a deemed partial sale of the Notes. If there is no sales transaction, there are no prerequisites for a taxation of increases in the value of private assets as income from private sales transactions.

         However, the Consent Payments would continue to be subject to tax under the current bill in the case that the tax authorities take the standpoint that the Consent Payments are not made as compensation for the reduction of the value of the Notes but as pre-payment of increased interest due to an unfavorable change in the risk structure of the Notes or as a remuneration for not opposing the deterioration of the security of the repayment claim.

NON-GERMAN HOLDERS

         The Consent Payments should not be taxable in Germany if the Notes are held as private assets by individual Non-German Holders.

         If, however, the Notes belong to the assets of a German permanent establishment of an individual or a legal entity being a Non-German Holder, the Consent Payments represent domestic income. The Consent Payments are then included in the operating income of this permanent establishment and are therefore subject to limited income tax, respectively corporate income tax and trade tax liability. In the same way, the losses in value of the Notes are allowable as operating expenses.

TAXES ON TRANSACTIONS

         Under the condition that a German Holder or Non-German Holder is considered to be an entrepreneur according to the German VAT Act, the Consent Payments are generally subject to VAT. However, in our opinion, the consent to the change in the conditions of the Notes is closely linked to the VAT-exempt granting of loans and thus should be exempt from VAT itself.

U.K. TAX CONSEQUENCES

         The comments set out below summarize the U.K. taxation treatment in relation to the Proposed Amendments and Waivers and the Consent Payments, as anticipated by the Company. They are based on existing law and what is understood to be current U.K. Inland Revenue practice as at the date of this Statement. They are intended as a general guide only and apply only to persons resident for tax purposes in the United Kingdom who hold the Notes as beneficial owners and as a capital investment. The taxation position of certain Holders who are subject to special rules, such as dealers, persons connected with the Company, insurance companies, collective investment schemes and persons holding their Notes through personal equity plans or individual savings accounts is not considered. Holders who are in any doubt about their taxation position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

WITHHOLDING TAX

         The Consent Payments will be paid free and clear of any withholding on account of U.K. taxation.

U.K. CORPORATION TAXPAYERS

         In accordance with the loan relationship rules in Chapter II Part IV (and, in particular, section 84(3)) of the Finance Act 1996, the Consent Payments will be taxable as income in the hands of a corporate Holder, broadly in accordance with its statutory accounting treatment.

OTHER U.K. TAXPAYERS

         In the hands of an individual Holder, the Consent Payments are likely to be treated as a capital receipt derived from his holding of a Note in accordance with section 22 Taxation of Chargeable Gains Act 1992. Such Holder will therefore be treated as making a part disposal of the Note. As the Notes are not "qualifying corporate bonds" (or otherwise exempt from capital gains tax), such Holder may be subject to capital gains tax depending on his individual circumstances. If the Consent Payments are a "small" receipt (that is, they do not exceed 5% of the Note value or (pound)3000 Euro-equivalent at the date of payment), such Holder may claim to postpone the capital gains charge until a subsequent disposal of the Note. Other than in the circumstances described earlier in this paragraph, the Proposed Amendments and Waivers should not give rise to capital gains tax in respect of the Notes.

STAMP DUTY/SDRT

         No U.K. stamp duty or SDRT is payable in connection with the Solicitation of Consents.

U.S. TAX CONSEQUENCES

         The following is a general discussion of certain of the U.S. federal income tax consequences of the Proposed Amendments and Waivers and the Consent Payments. This summary is based upon the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder (the "Regulations"), U.S. Internal Revenue Service ("IRS") rulings and judicial decisions, all as in effect on the date of this Statement, and all of which are subject to change, possibly with retroactive effect.

         This summary does not address all of the federal income tax consequences that may be relevant to a Holder of Notes in light of such Holder's particular tax situation or to certain classes of Holders subject to special treatment under the federal income tax laws (including, but not limited to, brokers or dealers in securities or foreign currency, financial institutions, trusts, regulated investment companies, insurance companies, S corporations, nonresident aliens, foreign corporations, tax-exempt entities, persons that hold Notes as part of a straddle, short-sale, hedge, constructive sale, conversion transaction or other integrated investment, persons that have a functional currency other than the U.S. dollar, persons who acquired their Notes as compensation, and investors in pass-through entities), nor does it address any aspect of gift, estate, state, local or foreign taxation. This discussion is directed to Holders who hold their Notes as capital assets as defined in Section 1221 of the Code. No legal opinion or ruling from the IRS has or will be sought regarding any matter discussed below. Accordingly, no assurance can be given that the IRS will not challenge any of the U.S. federal income tax consequences described below or that any such challenge, if made, would not be sustained by a court. You are urged to consult your own tax advisors regarding the tax consequences of the Proposed Amendments and Waivers and receipt of Consent Payments, including the application and effect of any gift, estate, applicable state, local, or foreign income or other tax laws.

         As used in this Statement, a "U.S. Holder" means a beneficial owner of a Note that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation or certain other entities created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the supervision of a court within the United States and one or more U.S. persons control all substantial decisions of the trust or (y) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. A "Non-U.S. Holder" is a Holder that is not a U.S. Holder. If a partnership holds the Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds the Notes, the Holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the Notes.

U.S. HOLDERS

THE PROPOSED AMENDMENTS AND WAIVERS AND CONSENT PAYMENTS

         Under general principles of U.S. federal income tax law, the modification of a debt instrument creates a deemed exchange (upon which gain or loss may be realized) if such modification is a "significant modification" under applicable Regulations. Under the Regulations, the modification of a debt instrument is a "significant" modification if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered is "economically significant". The Regulations provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification. We believe that the adoption of the Proposed Amendments and Waivers merely alters the financial covenants contained in the Notes and therefore should not result in a deemed exchange for U.S. federal income tax purposes.

         A consent payment generally is treated as increasing the yield of a debt instrument. A change in the yield of a debt instrument is a significant modification under the Regulations if the yield of the modified instrument (determined after taking into account any consent payment paid as consideration for the modification) varies from the yield on the unmodified instrument (determined as of the date of the modification) by more than the greater of 25 basis points or 5% of the annual yield of the unmodified instrument. The Regulations also provide that two or more modifications within any five-year period constitute a significant modification if, had they been done as a single change, the change would have resulted in a significant modification. We believe that your receipt of the Consent Payment should not cause a significant modification of the Notes under the Regulations and therefore should not result in a deemed exchange of the Notes for U.S. federal income tax purposes. Accordingly, a U.S. Holder should not recognize gain or loss with respect to the Notes as a result of the adoption of the Proposed Amendments and Waivers, and after such adoption, the U.S. Holder should have the same adjusted tax basis and holding period in the Notes as such Holder had in the Notes immediately before such adoption, and should continue to report interest income in the same manner as such Holder had reported immediately before the adoption of the Proposed Amendments and Waivers.

         The tax consequence of a U.S. Holder's receipt of the Consent Payment is unclear. In the absence of an administrative or judicial decision to the contrary with respect to such payments, we intend to treat the Consent Payment for U.S. federal income tax purposes as an amount paid to consenting U.S. Holders as a separate fee for consenting to the Proposed Amendments and Waivers, which constitutes ordinary income to such U.S. Holders for U.S. federal income tax purposes.

U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING

         Under federal income tax law, in certain circumstances a U.S. Holder of Notes may be subject to information reporting requirements of the IRS and backup withholding at a current rate of 30% with respect to the Consent Payments, unless such Holder (i) is a corporation or is otherwise exempt and, when required, demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. U.S. persons who are required to establish their exempt status generally must provide to their payor a completed IRS Form W-9. Persons in doubt as to the necessity of furnishing this form should consult their own tax advisors.

         Amounts withheld as backup withholding may be credited against a Holder's U.S. federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

NON-U.S. HOLDERS

         Although it is not entirely clear that U.S. federal withholding tax is applicable to the payment of the Consent Payments, such tax will be withheld from a Consent Payment to a Non-U.S. Holder, at a current rate of 30%, unless
(i) such Non-U.S. Holder is engaged in the conduct of a trade or business in the United States to which the receipt of the Consent Payment is effectively connected and provides a properly executed IRS Form W-8ECI or (ii) a tax treaty between the United States and the country of residence of the Non-U.S. Holder eliminates or reduces the withholding on other income and such Non-U.S. Holder provides a properly executed IRS Form W-8BEN. Non-U.S. Holders should consult their own tax advisors regarding the availability of a refund of any withholding tax.

         THE PRECEDING DISCUSSIONS OF CERTAIN TAX CONSEQUENCES ARE INTENDED FOR GENERAL INFORMATION ONLY AND DO NOT CONSTITUTE TAX ADVICE. HOLDERS OF NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE PROPOSED AMENDMENTS AND WAIVERS AND THE CONSENT PAYMENTS.

                  ANNEX A: FORM OF FIRST SUPPLEMENTAL INDENTURE

         FIRST SUPPLEMENTAL INDENTURE (this "First Supplemental Indenture")
dated as of ..........2003, among Grohe Holding GmbH, a German company with limited liability (the "Company"), and The Bank of New York, London Branch, as trustee (the "Trustee").

         WHEREAS, the Company has executed and delivered to the Trustee an Indenture dated as of 13 November 2000 (the "Indenture"), providing for the issuance of 11.5% Senior Notes due 2010 by the Company;

         WHEREAS, Section 9.01 of the Indenture provides that the Company and the Trustee may amend the Indenture without the consent of Holders to make, among other things, any change that does not adversely affect the rights of the registered holders of the Notes ("Holders");

         WHEREAS, Section 9.02 of the Indenture provides that the Company and the Trustee, in certain circumstances, may amend the Indenture with the written consent of Holders of at least a majority in principal amount of the then outstanding Notes;

         WHEREAS, the Company desires to amend the Indenture, as set forth in
Section 2 through Section 5 of this First Supplemental Indenture;

         WHEREAS, Holders of at least a majority in aggregate principal amount of the Notes outstanding have consented to the amendments effected by this First Supplemental Indenture requiring such consent; and

         WHEREAS, this First Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Company.

         NOW, THEREFORE, the Company and the Trustee agree as follows for the equal and ratable benefit of Holders of the Notes as follows:

         1. CAPITALIZED TERMS. Capitalized terms used in this First Supplemental Indenture without definition shall have the meanings assigned to them in the Indenture.

         2. AMENDMENT TO THE DEFINITION OF SHAREHOLDER-ELECTED BOARD - The definition of Shareholder-Elected Board contained in Section
                  1.01 is hereby deleted in its entirety and the following substituted therefor:

                  "'Shareholder-Elected Board' means such advisory board, management board, supervisory board or similar board of the Company of which some or all the members are directly elected, selected or otherwise determined by the shareholders of the Company. On each date of determination, if (i) such board has an equal number of shareholder-elected members and members elected by employees of the Company's subsidiaries and (ii) the chairman of such board, who was elected by the shareholders, has a second vote in the event of a tie, then in determining whether a Change of Control under clause (3) of the definition of `Change of Control' in Section 1.01 has occurred, the chairman shall be deemed to be two individuals."

         3.       AMENDMENT TO CLAUSE (B)(2) OF SECTION 4.03 - Clause (b)(2) of
                  Section 4.03 is hereby deleted in its entirety and the following substituted therefor:

                  "Indebtedness Incurred pursuant to any Term Loan Facility; PROVIDED, HOWEVER, that, after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this paragraph (2) and then outstanding does not exceed (euro)550 million less the aggregate sum of all principal payments actually made from time to time after the effective date of the First Supplement Indenture with respect to such Indebtedness (other than principal payments made from any permitted Refinancings thereof);"

         4.       AMENDMENT TO CLAUSE (C) OF SECTION 4.03 - Clause (c) of
                  Section 4.03 is hereby deleted in its entirety and the following substituted therefor:

                  "(c) Notwithstanding the foregoing, the Company and the Restricted Entities will not Incur any Indebtedness pursuant to Section 4.03(a) and (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such Indebtedness shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations, including, in the case of any Subordinated Obligations that do not require the payment of cash interest, that any Indebtedness that Refinances such Subordinated Obligations does not require the payment of cash interest."

         5. AMENDMENT TO SECTION 4.14 - Section 4.14 is hereby deleted in its entirety and the following substituted therefor:

                  "The Company will not, and will not permit any Restricted Entity, Grohe Consult or any other general or limited partner of Grohe Beteiligungs to, (1) amend, modify, supplement, or waive any rights under the Intercompany Loan or the Subordination Agreement in a manner that would adversely affect the rights of the Company or its creditors with respect to the Intercompany Loan or the Subordination Agreement, (2) sell, otherwise dispose of or encumber the Intercompany Loan or (3) with respect to clauses (1) and (2) enter into any agreement that would have the same effect. Notwithstanding the foregoing, the Company may, and may permit any Restricted Entity, Grohe Consult or any other general or limited partner of Grohe Beteiligungs to, amend, modify, supplement or waive rights under the Intercompany Loan or the Subordination Agreement or enter into an agreement with respect to the Intercompany Loan or the Subordination Agreement so long as the terms of such amendment, modification, supplement, waiver or agreement, in the determination of the parties thereto, are substantially similar to those contained in the Intercompany Loan or the Subordination Agreement and, for the avoidance of doubt, any increase in the amount of debt to which the Intercompany Loan is subordinate pursuant to any such amendment, modification, supplement, waiver or agreement will not be deemed to adversely affect the rights of the Company or its creditors.

                  The Company will not, and will not permit any Restricted Entity, Grohe Consult or any Person that is an obligor with respect to the Intercompany Loan to prepay, repay, repurchase, redeem or otherwise acquire or retire the Intercompany Loan except (A) in accordance with its terms or (B) if the proceeds thereof are to be used by the Company to redeem all of the Securities in a manner permitted under this Indenture."

         6. GOVERNING LAW: This First Supplemental Indenture shall be governed by, and construed in accordance with English law. However, to the extent this First Supplemental Indenture or the Notes include or are deemed to include provisions of the U.S. Trust Indenture Act, those provisions shall be performed and interpreted in accordance with that act.

         7. COUNTERPARTS. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Delivery of an executed counterpart by telecopies shall be as effective as delivery of a manually executed counterpart to this First Supplemental Indenture.

         8. EFFECT OF HEADINGS. The Section headings in this First Supplemental Indenture are for convenience only and shall not affect the construction of this First Supplemental Indenture.

         9. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity, enforceability, legality or sufficiency of this First Supplemental Indenture or for or in respect of the recitals contained in this Statement, all of which recitals are made solely by the Company.

         IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed and attested, all as of the date first above written.

                               GROHE HOLDING GMBH

          Solicitation of Consents to Indenture Amendments and Waivers

         In order to give a Consent, a Holder should use an electronic acceptance instruction to Euroclear and Clearstream in accordance with their customary procedures or use any other method described in this Statement. Any questions or requests for assistance or for additional copies of this Statement may be directed to the Tabulation Agent at its telephone number set forth below. A Holder may also contact the Joint Solicitation Agents at their respective telephone numbers set forth below.

                 The Tabulation Agents for the Solicitation are:

                       THE BANK OF NEW YORK, LONDON BRANCH

                                One Canada Square
                             London, England E14 5AL

                     THE BANK OF NEW YORK (LUXEMBOURG) S.A.

                                 Aerogolf Center
                                  1A Hoehenhof
                        L-1736 Senningerberg, Luxembourg

     Both Tabulation Agents may be contacted at tel. no. +44-20-7964-6315.



             The Joint Solicitation Agents for the Solicitation are:

CREDIT SUISSE FIRST BOSTON (EUROPE)            CREDIT SUISSE FIRST BOSTON LLC
             LIMITED

          One Cabot Square                           11 Madison Avenue
       London, England E14 4QJ                      New York, NY 10010
                                                            USA

         Questions regarding the Consent Solicitation may be directed to Guy Douglas (tel. +44-207-888-1780) or Mark Walsh (tel. +44-207-888-7264).


    MERRILL LYNCH INTERNATIONAL           MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                      INCORPORATED

  Merrill Lynch Financial Centre                  2 World Financial Center
        2 King Edward Street                         New York, NY 10080
     London, England EC1A 1HQ                                USA

         Questions regarding the Consent Solicitation may be directed to
            Frits Prakke (tel. +44-207-995-1640) or Abdulla Boulsien
                            (tel. +44-207-995-4319).